Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

October 6, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that production in the third quarter ending September 30, 2009 reached 1,089,481 equivalent ounces of silver, representing a 14% increase over the previous quarter’s production and a 30% increase over the same quarter in 2008.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

October 6, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

TSX Exchange – FR	October 6, 2009
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Third Quarter Production Results

First Majestic Silver Corp. ("First Majestic" or the "Company") announces today that production in the third quarter ending September 30, 2009 reached 1,089,481 equivalent ounces of silver, representing a 14% increase over the previous quarter’s production and a 30% increase over the same quarter in 2008.

The equivalent silver production for the third quarter consisted of 935,996 ounces of silver, representing a 13% increase from the previous quarter and 30% increase over the third quarter of the previous year, 1,690,354 pounds of lead, representing a 13% increase from the previous quarter and an increase of 11% over the same quarter of the previous year and 732 ounces of gold, representing a decrease of 2%, compared to the previous quarter and an increase of 37% over the same quarter in 2008.

During the quarter the combined recoveries of silver at the three operating silver mines in Mexico showed an increase from 64% to 66%. The overall average silver head grade in the quarter for the three mines increased to 205 g/t of silver, compared to the previous quarter of 196 g/t of silver.

The ore processed during the quarter at the Company's three mines; the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine increased to 215,459 tonnes, representing a 5% increase over the previous quarter and an increase of 27% when compared to the third quarter of 2008.

The Company's development programs resulted in 6,597 metres of underground development globally over all mines, which represented an increase of 34% when compared to the 4,919 metres of underground development completed in the previous quarter. The diamond drill programs underway are for the purpose of assisting in mining activities only, and consisted of 498 meters of definition drilling in the quarter compared to 363 metres of drilling in the previous quarter, all of which was at the San Martin mine.

Keith Neumeyer, CEO & President stated; “our operations team deserves to be congratulated for delivering a solid quarter. Even though our focus continues to be on the completion of the large construction project at La Encantada, this quarter’s results are an excellent accomplishment. It should be further noted, that even though commissioning of our new 3500 tpd plant commenced in the third quarter, no production in this quarter was attributed to this expansion as first revenues won’t be recognized until the fourth quarter”.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.